SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
Rule 13E-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 1)

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(Name of Issuer)

PETROCHINA COMPANY LIMITED
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(Names of Persons Filing Statement)
American Depositary Shares, Foreign Invested Shares (H Shares),
Par Value RMB 1.00 Per Share
(Title of Class of Securities)
477418107
(CUSIP Number of Class of Securities)

Li Huaiqi	Zhang Li Yan
Secretary	Jilin Chemical Industrial Company Limited
PetroChina Company Limited	No. 9, Longtan Street
16 Andelu	Longtan District
Dongcheng District, Beijing 100011	Jilin City, Jilin Province
The People’s Republic of China	The People’s Republic of China
(+86 10) 8488-6270	(+86) 432-390-3651
(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:

Lee Edwards, Esq.	Michael Coleman, Esq.	Chun Wei, Esq.
Shearman & Sterling LLP	Shearman & Sterling LLP	Sullivan & Cromwell LLP
Suite 2318, China World Tower II	1080 Marsh Road	28th Floor
1 Jianguomenwai Dajie,	Menlo Park, CA 94025	Nine Queen’s Road Central
Chaoyang District	(650) 838-3600	Hong Kong
100004 Beijing, China		(+852) 2826-8688
(+86 10) 6505-3399
This statement is filed in connection with (check appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or an information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$348,250,406	$40,990

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying HK$2.80, the per share tender offer price, by 964,778,000, the total amount of the H Shares currently outstanding, including H Shares represented by American Depositary Shares, and using a US$ / HK$ exchange rate of US$1 : HK$7.7570; as quoted by the Federal Reserve Bank of New York on November 9, 2005.

**	Calculated as 0.011770% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,990	Filing Party: PetroChina Company Limited
Form or Registration No.: Schedule TO	Date Filed: November 16, 2005

INTRODUCTION
     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Statement”), is being filed with the Securities and Exchange Commission by PetroChina Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“PetroChina”), and Jilin Chemical Industrial Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability (“Jilin”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Jilin is the subject company. The Statement relates to the offer by PetroChina to purchase (i) all outstanding foreign invested shares, par value RMB 1.00 per share (the “H Shares”) of Jilin, at a purchase price of HK$2.80 per H Share, to the seller in cash, and (ii) all H Shares represented by American Depositary Shares (“ADSs”) of Jilin, at a purchase price of HK$280.00 per 100 H Shares represented by each ADS, to the seller in cash, in each case without interest thereon and less any required withholding taxes and Hong Kong stamp duties, upon the terms and subject to the conditions set forth in the Composite Offer and Response Document Relating to the H Share Offer Special Class Meeting of the Jilin H Shareholders, dated November 16, 2005, as amended and restated on December 9, 2005 (the “Composite Document”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information contained in this Amendment No. 1 to the Statement and/or the Composite Document concerning PetroChina was supplied by PetroChina only, and Jilin takes no responsibility for the accuracy or completeness of such information. The information concerning Jilin was supplied by Jilin only, and PetroChina takes no responsibility for the accuracy or completeness of such information.
Item 1. Summary Term Sheet.
     This information is set forth in the sections of the Composite Document entitled “SUMMARY OF TERMS” and “QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER” and is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) This information is set forth in the section of Appendix VI to the Composite Document entitled “Information on Jilin” and is incorporated herein by reference.
     (b) This information is set forth in the section of Appendix VI to the Composite Document entitled “Information on Jilin” and is incorporated herein by reference.
     (c) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Historical Share Trading and Dividend Information” and is incorporated herein by reference.
     (d) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Historical Share Trading and Dividend Information” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Certain Effects of the H Share Offer” and is incorporated herein by reference.

     (e) None.
     (f) None.
Item 3. Identity and Background of Filing Person.
     (a) — (c)(1)—(5) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H Share Offer”, the sections of Appendix V to the Composite Document entitled “Information on PetroChina” and “Information on CNPC” and the sections of Appendix VI to the Composite Document entitled “General”, “Information on Jilin” and “Material Litigation” and is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) This information is set forth in the sections of the Composite Document entitled “SUMMARY OF TERMS”, “QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER”, “LETTER FROM PETROCHINA — Our Intention With Respect to Jilin”, “LETTER FROM CITIGROUP — Information on the H Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and the A Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Certain Effects of the H Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Material United States Federal Income Tax Consequences” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Accounting Treatment” and in Appendix I to the Composite Document and is incorporated herein by reference.
     (c) None.
     (d) Neither Jilin H Share holders nor ADS holders are entitled to any appraisal rights.
     (e) No provisions have been made by either PetroChina or Jilin in connection with the Offer to grant unaffiliated Jilin security holders access to the corporate files of either PetroChina or Jilin or to obtain counsel or appraisal services at the expense of either PetroChina or Jilin.
     (f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE OFFER — Related Party Transactions”, the section of Appendix VI to the Composite Document entitled “Material Contracts” and note 29 on page II-35 of Appendix II to the Composite Document and is incorporated herein by reference.
     (b) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H Share Offer” and is incorporated herein by reference.
     (c) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H Share Offer” and is incorporated herein by reference.
     (e) None.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and A Share Offer — PetroChina and CNPC’s Plans for Jilin”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Certain Effects of the H Share Offer” and “LETTER FROM PETROCHINA — Our Intention with Respect to Jilin” and is incorporated herein by reference.
     (c)(1)-(8) This information is set forth in the sections of the Composite Document entitled “SUMMARY OF TERMS”, “QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER”, “LETTER FROM PETROCHINA — Our Intention with Respect to Jilin”, “LETTER FROM CITIGROUP — Further Terms Of the H Share Offer and the A Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and the A Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H share Offer” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Certain Effects of the H Share Offer” and is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) This information is set forth in the sections of the Composite Document entitled “LETTER FROM PETROCHINA — Reasons for the H Share Offer and A Share Offer” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and the A Share Offer” and is incorporated herein by reference.
     (b) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H Share Offer” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and the A Share Offer — Alternatives” and is incorporated herein by reference.
     (c) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — PetroChina’s Reasons for the H Share Offer and the A Share Offer —, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H Share Offer”, and “LETTER FROM PETROCHINA — Reasons for the H Share Offer and the A Share Offer” and is incorporated herein by reference.
     (d) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Certain Effects of the H Share Offer” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Material United States Federal Income Tax Consequences” and is incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a)-(f) This information is set forth in the sections of the Composite Document entitled “SUMMARY OF TERMS”, “QUESTIONS AND ANSWERS ABOUT THE A SHARE OFFER”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Recommendation of the Jilin Board of Directors”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Recommendation of the Jilin Independent Board Committee”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Report of the Independent Financial Adviser to the Jilin Independent Board Committee”, “SPECIAL FACTORS REGARDING THE H SHARE

OFFER — Position of PetroChina Regarding the Fairness of the H Share Offer”, “LETTER FROM THE INDEPENDENT BOARD COMMITTEE” and “LETTER FROM PLATINUM” and is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
     (a) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Recommendation of the Jilin Board of Directors”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Recommendation of the Jilin Independent Board Committee”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Position of PetroChina Regarding the Fairness of the H Share Offer“and “LETTER FROM THE INDEPENDENT BOARD COMMITTEE” and is incorporated herein by reference.
     (b) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Background of the H Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Report from the Independent Financial Adviser to the Jilin Independent Board Committee” and “LETTER FROM PLATINUM” and is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration.
     (a) This information is set forth in the sections of the Composite Document entitled “QUESTIONS AND ANSWERS ABOUT THE H SHARE OFFER”, “LETTER FROM CITIGROUP — Information on the H Share Offer — Consideration for H Share Offer” and “LETTER FROM CITIGROUP — Information on the H Share Offer — Financial Resources Available for the H Share Offer” and is incorporated herein by reference.
     (b) None.
     (c) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Fees and Expenses” and is incorporated herein by reference.
     (d) Not applicable.
Item 11. Interest in Securities of the Subject Company.
     (a) This information is set forth in the sections of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Interests of Certain Persons in the H Share Offer”, “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Transactions and Arrangements Concerning the Jilin A Shares or the Jilin H Shares”, the section of Appendix V to the Composite Document entitled “Interests in the Jilin Shares” and the section of Appendix VI to the Composite Document entitled “Disclosure of Interests “ and is incorporated herein by reference.
     (b) This information is set forth in the section of Appendix V to the Composite Document entitled “Dealings in the Jilin Shares” and the section of Appendix VI to the Composite Document entitled “Dealings in the Jilin Shares” and is incorporated herein by reference.
Item 12. The Solicitation or Recommendation

     (d) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Transactions and Arrangements Concerning the Jilin A Shares or the Jilin H Shares” and is incorporated herein by reference.
     (e) None.
Item 13. Financial Statements.
     (a) This information is set forth in Appendix II and Appendix III to the Composite Document and the section of Appendix VI entitled “Net Book Value Per Share and Ratio of Earnings to Fixed Charges” and is incorporated herein by reference.
     (b) Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) This information is set forth in the section of the Composite Document entitled “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Persons Retained, Employed, Compensated or Used” and “SPECIAL FACTORS REGARDING THE H SHARE OFFER — Fees and Expenses” and is incorporated herein by reference.
     (b) None.
Item 15. Additional Information.
     (b) None.
Item 16. Material to Be Filed as Exhibits.
Item 16 is hereby amended and supplemented as follows:
(a)(1) Amended and Restated Composite Document, dated December 9, 2005.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2005

PETROCHINA COMPANY LIMITED
By:	/s/ Jiang Jiemin
	Name:	Jiang Jiemin
	Title:	Vice Chairman and President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2005

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
By:	/s/ Zhang Xingfu
	Name:	Zhang Xingfu
	Title:	Executive Director and General Manager

EXHIBIT INDEX

Exhibit
No.
(a)(1)	Amended and Restated Composite Document, dated December 9, 2005.